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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange commission that it registers under and pursuant to the provisions of the Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

DIVIDEND CAPITAL REALTY INCOME ALLOCATION FUND

Address of Principal Business Office (No. & Street, State, Zip Code):

518 Seventeenth Street, Suite 1200
Denver, Colorado 80202

Telephone Number (including area code):

(303)-228-2200

Name and address of agent for service of process:

Jeffrey W. Taylor
518 Seventeenth Street, Suite 1200
Denver, Colorado 80202

With copies to:

Robert W. Helm
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006

CHECK APPROPRIATE BOX:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒    No ☐

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on behalf of the Registrant in the City of Denver and the State of Colorado on the 3rd day of December, 2004.

DIVIDEND CAPITAL REALTY INCOME ALLOCATION FUND
		By:	/s/ THOMAS I. FLORENCE Thomas I. Florence President
Attest:	/s/ FRANCIS P. GAFFNEY Francis P. Gaffney Vice President and Principal Financial Accounting Officer

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SIGNATURES